COASTAL MEDIA INC.
                               1574 Gulf Road #139
                             Point Roberts, WA 98281
                              Phone (360) 226-7862
                               Fax (610) 643-9902
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                                                               September 1, 2006

Derek B. Swanson
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE.
Washington, DC USA 20549

Re: Coastal Media Inc.
    Amendment No. 3 to Form SB-2
    Filed August 28, 2006
    File No. 333-135852

Dear Mr. Swanson,

Thank you once again for your assistance in the review of our filing. In response to your letter of August 31, 2006 we have further amended our Registration Statement and provide this cover letter to assist you in your review.

Amendment No. 2 to Form SB-2

COVER PAGE

1. We have indicated that purchasers would be required to purchase an even number of shares.

2. We have stated that each investor will receive back no less than $0.0225 per share for every share subscribed for in the event we fail to complete the offering.

Sincerely,


/s/ Jan Aaron Sigurgeirson
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Jan Aaron Sigurgeirson
President & Director